Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Nine	Year Ended
	Months
	Ended
	9/27/03
(millions, except ratios)	(unaudited)	2002	2001	2000	1999	1998

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$847	$1,143	$1,415	$1,248	$1,268	$1,423
Add interest element implicit in rentals	111	157	161	136	133	144

	958	1,300	1,576	1,384	1,401	1,567
Interest capitalized	1	4	11	4	5	5

Total fixed charges	$959	$1,303	$1,587	$1,388	$1,406	$1,572

Income
Income (loss) before income taxes, minority interest, and extraordinary loss	$1,056	$2,453	$1,223	$2,223	$2,419	$1,883
Deduct undistributed net income (loss) of unconsolidated companies	6	20	12	17	(5)	11

	1,050	2,433	1,211	2,206	2,424	1,872
Add
Fixed charges (excluding interest capitalized)	958	1,300	1,576	1,384	1,401	1,567

Income before fixed charges and income taxes	$2,008	$3,733	$2,787	$3,590	$3,825	$3,439

Ratio of income to fixed charges	2.09	2.86	1.76	2.59	2.72	2.19